SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers ID (CNPJ) 02.558.118/0001-65	Corporate Taxpayers ID (CNPJ) 02.558.154/0001-29
Publicly-held Company	Publicly-held Company

MATERIAL FACT

In compliance with the provisions of paragraph 4 of article 157 of Law 6,404/76 and the Brazilian Securities and Exchange Commission (CVM) Instruction 358/02, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (the “Companies”) publicly inform the following:

1. Shareholders Meetings of our controlled companies, Amazônia Celular S.A. (“Amazônia”) and Telemig Celular S.A. (“Telemig”, and jointly, the ”Controlled Companies”) were scheduled to be held on April 19 and 25, 2006, respectively, in order to resolve on the replacement of the members of their Board of Directors, as well as, the nomination of the Chairmen and Vice-Chairmen of said Boards (the “Meetings”).

2. The Meetings were part of the efforts that have been made by most direct and indirect shareholders of the Companies in order to replace all members of the management appointed by the Opportunity group in the companies that control the Controlled Companies.

3. However, on April 19, 2006, the Brazilian Superior Court of Justice decided to suspend the Meetings until the judgment of the Special Appeal filed by the Controlled Companies through Petition 4487/DF, which, among other matters, dealt with the validity of the shareholders meetings that elected the management of the Companies.

4. On September 6, 2006, the Brazilian Superior Court of Justice concluded the judgment of the Special Appeal filed through Petition 4487/DF, denying the request made by the Controlled Companies by 11 votes to 2.

5. Upon this decision, the Companies believe that there are no more obstacles against the holding of the Meetings. Therefore, on September 6, the Companies sent to the Board of Directors of the Controlled Companies a request to immediately summon Shareholders Meetings in order to resolved on (i) the replacement of the members of the Board of Directors of Telemig and Amazônia and the nomination of their successors; and (ii) the nomination of the Chairmen and Vice-Chairmen of said Boards, based on the provisions of item “c” of the single paragraph of Article 123 of Law 6,404/76.

6. Finally, the Companies also inform that the decision of the Brazilian Superior Court of Justice which removes the obstacles that prevented the holding of Shareholders Meetings of the Controlled Companies is available on the website of the Superior Court of Justice at www.stj.gov.br. The full content of said decision will be filed through the Companies’ IPE System (Periodic and Occasional Information) in the Brazilian Securities and Exchange Commission (www.cvm.gov.br) immediately after its publication.

Brasília, September 8, 2006

Oscar Thompson
Investor Relations Officer
Telemig Celular Participações S.A. and Tele Norte Celular
Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.